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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                           Commission File Number:  000-56321


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended:  December 31, 1999

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION


Mighty Star Holdings, Ltd.
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Full Name of Registrant


Oak Brook Capital III, Inc.
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Former Name if Applicable



1250 Turks Head Building
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Address of Principal Executive Office (Street and Number)


Providence, RI  02903
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]  |    (a) The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense;
     |    (b) The subject annual report, semi-annual report, transition report
     |        on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[x]  |        thereof will be filed on or before the 15th calendar day
     |        following the prescribed due date; or the subject quarterly
     |        report or transition report on Form 10-Q, or portion thereof will
     |        be filed on or before the fifth calendar day following the
     |        prescribed due date; and
     |
     |    (c) The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's independent auditing firm, Bersch Accounting, sc, has only one certified public accountant, Dennis Bersch, who has been critically ill throughout January, February and March of 2000. Despite repeated efforts by Mr. Bersch to satisfy requests by the Registrant, his office has not yet provided the financial statements as prepared under generally accepted accounting principles, as required by the staff's current interpretation of the financial reporting rules that apply to the Registrant. The Registrant cannot file an Annual Report on Form 10-K complying with the staff's current interpretation of these rules until its auditing firm provides it with financial statements prepared in this manner.

     Also, a request for relief will be filed with the Securities and Exchange Commission on April 5, 2000. The Registrant believes that preparation of the financial statements will be burdensome based upon the above stated explanation, and hope to be granted relief from the requirement to file such reports immediately.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Adam Clavell, Esq.                         (401) 272-5800
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     (Name)                                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           Mighty Star Holdings, Ltd.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    By:  Mighty Star Holdings, Ltd.

Date:  March 30, 2000               By:  /s/ Nadeau & Simmons, P.C.
                                         ----------------------------
                                         NADEAU & SIMMONS, P.C.
                                         Filing Agent